SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 18 September 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                             Bank of Ireland Group


Further to the announcements on 19 February 2007, 6 June 2007 and 14 June 2007, the Governor and Company of the Bank of Ireland ("Bank of Ireland") is pleased to announce that the High Court of Justice has approved the application for the transfer of the business of Bristol & West plc to the United Kingdom branch of the Governor and Company of the Bank of Ireland, pursuant to a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 ("Scheme").


The Scheme is expected to take effect on 1 October 2007. A further announcement will be made by Bank of Ireland once the Scheme has taken effect.


Ends


18 September 2007


Contacts:

John Clifford, Group Secretary 00 353 1 604 3400
Dan Loughrey, Head of Group Corporate Communications 00 353 1 604 3833






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 18 September 2007